Exhibit 99.1

Filed by Tecnoglass Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tecnoglass Inc.

Commission File No. 001-35436

Transcript

Hello everybody. Welcome to the latest episode of BB Latam. This is the video series from Bradesco where we explore investment trends across Latin America and emerging markets.

I’m Ben Laidler, the head of equity strategy here at Bradesco in London, and I’m joined by my colleague Murilo Riccini from Sao Paulo, who leads equity strategy across the Andean region.

So today we have the pleasure of being joined from Barranquilla, Colombia, by Santiago Giraldo, the chief financial officer of Tecnoglass.

Tecnoglass is a leading architectural windows and glass company that’s vertically integrated from manufacturing in Colombia to selling in the United States. Despite these Colombian roots, the stocks headquartered in Miami, it’s been listed on the New York Stock Exchange since twenty thirteen under the ticker TGLS, putting it historically a little bit more under the radar screen for Latin American investors. Hopefully something we can solve a little bit with with this interview.

I’m just going to start with a few numbers as usual to set the scene.

1.9 billion. That’s the current market capitalization of Technoglass in US dollars.

Eighteen million. That’s the average daily traded value of the stock over the last three months.

I think if you actually listed in Colombia, that would make you one of the top three most liquid stocks there interestingly. And finally, fifteen percent. That’s the compound annual sales growth of the company since the IPO in twenty thirteen.

So a pretty impressive number. So that’s enough from me. Uh, Santiago, thank you very much for coming on. Um, maybe before we dive into the business, you could just tell us a little bit about your background and how you came to be the CFO of Techno Glass.

Absolutely, Ben, and thanks for having us. Happy to present Techno Glass to all the audience. Um, by way of background, I was actually on your side much longer than I’ve been on this CFO role. I was a banker for JP Morgan and Citibank in my previous lives.

I lived in the US for for ten years after graduating from my MBA and then moved to Colombia to work for Citibank in the investment bank, mainly focused on oil and gas at the time in the corporate and investment bank. And then after that, I decided to move into the other end. Um, being the CFO for one of the companies that you probably cover, Ecopetrol, one of their subsidiaries at the time needed a CFO. So I decided to make the move.

And in about ten years ago, um, I moved to Barranquilla to take on this new challenge for techno glass, which at the time, you know, was a very nascent company into the, you know, financial markets and being public, and they needed somebody with experience to kind of help guide the process. And, and it’s been quite a ride indeed. I mean, I’m sure we’ll go into more detail of that. But since then, I’ve been I’ve been here as a CFO and head of investor relations and, and really happy not only for the current situation and how we have evolved, but for the future of the company.

So, Santiago, starting with the, with the basics, um, what does techno glass do and what makes you different in this, in this industry? Yeah, this company started about forty five years ago in Colombia. It was, uh, a company that essentially ensemble windows. And along the way, uh, the owners and our principals right now found that the more very clean and graded that we could be, and the more value added that we could put into the process, the better and more profitable we could be.

So they started then investing into equipment to actually not only ensemble windows, but transform glass, transform aluminum. And started slowly but surely vertically integrating the process. At first it was a play mainly focused on Colombia. Then it’s expanded a little bit into the Andean region.

In about twenty five years ago, it was pretty evident that if we were going to grow, it had to be mainly into the US, which is a perfect, perfect market for for a Colombian company that is based off of the coast in three to five days from Florida. So starting to develop relationships, mainly in South Florida and in Miami, the company started doing a little bit of business in the US. At the time, it was only, I would say, five percent of our total revenues. And, you know, a few years later, a couple of decades later, now it’s ninety seven percent of of our total revenue base.

So essentially what we do is we provide solutions end to end for the architectural glass and window space. Um, mainly high end properties. So think about high end condos, class a office space, um, luxury lodging. And then twenty eighteen, um, when we were essentially all commercial construction, including multifamily, we decided to make a move into a single family residential space.

So now today the company supplies windows and glass for both the commercial and single family residential space, mainly in the US. We still do the Caribbean, Central America, South America, but ninety seven percent of our business into the US and now much more diversified, forty five percent of our business is single family residential, fifty five percent of our business is commercial construction. So we compete in the high end side of things. I mean, we essentially provide a product that is high value added, whether that is impact resistance, energy efficiency, soundproof.

We don’t do any commoditized products. Everything is built to suit. And in really we’re now just becoming national. Our main core markets were the southeast of the US, but I’m sure we’ll probably go into more detail as to the strategy of the company. But now the company is fully penetrating the rest of the US. That’s what we’re excited about. Thank you. Santiago.

Ben. Yeah. Yeah that’s great. I just maybe just following on from that.

So big picture. How do you think about the sort of big structural tailwinds of this business?

Should we think about it as a play on the US construction cycle. Should we think about it as a play on the sort of growth of South Florida or the broader sort of US Sunbelt states or something else.

How should we sort of conceptualize the longer term trend?

Well, there’s definitely different trends, not only industry related, obviously construction is, is cyclical, uh, by being like in different segments, you know, we play on, on, on, on different cycles, right? Because commercial construction and single family residential construction do not hit at the, at the same time. So we tend to kind of smooth that over now with how differentiated we are.

But there’s definitely trends. For instance, you see much more glass than you see cement in the new structures that are getting built out, right? I mean, everything is aesthetically pleasing. People like views, um, you see trends related to sustainability.

So for instance, impact resistance, obviously with, with everything that’s going on with climate change has become more important and there are drivers that make it so there’s more investment into impact resistance. There’s insurance waivers. There is a tax incentives. So so so there are things that are serving as a as a tailwind to, to our business.

And and that has been the case for, for a few years. Then also you have trends of migration, right? I mean, South Florida, as everybody knows, has become very popular. It’s been booming for the last five to seven years.

Um, generally tax friendly states in the southeast and the Sun Belt states are doing better than others. And that happens to be our core markets historically. As we’ll go into our conversation, we want to expand geographically and become a nationwide company all together. But yeah, immigration is also serving as a as a, as a tailwind, not only within the US from people relocating from high tax paying states to, to this, uh, tax friendly states, but also foreigners, foreign buyers that want to invest in their second homes, mainly in Florida and the southeast US.

So yeah, there’s definitely trends that that that serve for, you know, as a tailwind to our business, uh, technology, you know, there’s, you know, new technology that is being developed where windows now will serve as a, as a power to, to buildings, right? In other words, you, you have windows that absorb some energy all day and now it’s going to waste. Now there’s technology that, you know, will allow those windows to power buildings, right? So there’s a lot of stuff that is coming that will help our business continue to grow.

Fascinating. Okay. So on that, let’s delve into the business. Um, yeah.

So my next question is, what is your current outlook for the US commercial and multifamily segment, including the backlog growth and key profit drivers?

Yeah. It’s interesting obviously, because when you look at the headlines, there’s a lot there’s challenges, right? And a lot of our peers are not growing or they’re decreasing volumes.

And, you know, obviously the cost pressures on, on, on the other side of the equation are not making it easier, right? But we’re growing double digits. I mean, we’ve been growing at a CAGR of fifteen, seventeen percent since becoming public. We’re expecting to grow double digits.

That’s embedded into the guidance that we provided to the market. And the reason we’re able to do that is because we’re gaining market share, right? Not only in our core markets, but but also expanding geographically. We enter into a new vinyl market a couple of years ago, and we’re leveraging our competitive advantages, as you would see in our margin profile, we obviously have a much leaner and much better cost structure that allow us to price competitively if need be.

But that’s not the strategy. We want to be profitable. We want to get, you know, paid based on the on the on the type of quality of the product that we provide. But having a more efficient cost structure obviously has a ton of benefits, but we want to win with quality.

We want to win with efficient lead times. We want to win with superior service. And that’s what has allowed us to gain a lot of market share over the last ten years or so. Our backlog, as you mentioned, is at a record level of one point four billion right now.

So we have a lot of visibility, not only not only into twenty twenty six and twenty twenty seven, but now building into twenty twenty eight. So despite the challenges that you’re seeing in the market, generally, we’re very optimistic in the sense that we can continue gaining market share for the foreseeable future. If I could just pick up from that, I mean, that was, I guess, the commercial multifamily, right? That’s the sort of core business.

But as you mentioned earlier, the expansion into into single family, it’s now, I think forty percent of your business, you’ve been doing it less than ten years. I mean, it seems to be a home run, but it also strikes me that it’s a very different business. Um, maybe with a different cycle. Um, could you maybe just sort of talk about maybe how it’s different and the trends that you’re seeing there?

Yeah. And generally, if I was to break it down, we’re expecting both segments to grow double digit digits this year, but I think it’s coming from different directions. On the commercial side, we’re expecting double digit growth because of the backlog that we’ve been able to, to build up until this point. So we know what’s coming, right.

These are projects that are getting executed. No big surprises. We kind of know how that’s going to play out. And again, that is more favorable conditions in our core markets and our ability to gain market share as we expand broader into the into the US on the single family residential side. Just by way of context for the audience, we started in twenty eighteen and did less than ten million in revenues. Last year. We did Four hundred million. So we’re getting a ton of market share with a differentiated product.

Obviously competitive as as far as pricing goes. But that segment is a bit more challenged. And to give further context we are not heavy into single family residential new home construction. Seventy percent of what we do is repair and remodeling.

So cycles hit differently, right? When you have a lot of R&R. The drivers are different. So for instance, when you have this level of inflation and very high mortgage rates, well, the people that are locked into a three percent mortgage rates are not going anywhere.

So as opposed to buying new homes, they’re going to reinvest in their current ones. That’s where we are right now. Right. So I think one of the misconceptions is for people to tie our business to new single family residential construction, right?

We sell very little to home builders. So that’s not the driver for us. By being more exposed to R&R, you kind of mitigate the cycles and the volatility of the of the business. That being said, where that segment’s growth is coming from is mainly from the geographical expansion that we’re undertaking.

It used to be that single family residential was strictly Florida. We have opened up six showrooms throughout the US Manhattan, Charleston, Houston, Phoenix and Los Angeles. So we’re now much more diversified. We’re selling into different states.

We have a new window that is made out of vinyl, which is sixty percent of the total addressable market as opposed to thirty percent, which is aluminum. So that gives us a lot of options, right? That gives us a lot of options to go out and take market share and grow into, into different segments. So while we’re projecting our core aluminum window market for the single family residential space in Florida to be kind of flattish, maybe growing, you know, low single digits, we’re expecting the whole single family residential segments to grow double digits.

All in because of the opportunities that we have outside of Florida.

That’s great. Let’s talk about that. Murillo.

You know, Santiago going a bit deeper on us on this. So what are the main pillars of your growth strategy in terms of geography? Um, product categories and capacity expansion plans in the, in the US?

Yeah. So in terms of product diversification, if you think about the way this works, we have been very focused on impact resistant windows, right? So that means South Florida. That means coastal areas. So it could be the Gulf of Mexico.

It could be the Carolinas. But then as you start expanding throughout the US, you don’t need that type of window. Right? So we went back to the drawing board and developed windows for the broader US market.

That means a lighter aluminum window. That means getting into vinyl. So for the audience just to differentiate, you know, both products. You know, a heavy frame aluminum window is required for impact resistance.

But if you step outside into the Midwest or, you know, the West Coast, you don’t need that. So nobody’s going to pay what what that cost. Right. But then on the other hand, a vinyl window, which is cheaper, um, is better for energy efficiency.

So when you think about places that have, you know, huge energy fluctuations, like, like huge temperature fluctuations, you require more of a vinyl product, right? So coincident, not coincidentally, as we were stepping outside of the US, we had to develop new products because it’s not like you can just sell the same product that you sell in Miami. In Phoenix, we are now at a point where we have the products, right? So we’re now just starting to ramp up those products for outside of Florida.

You have to first kind of have the product. We opened up showrooms to establish more relationships. We hire salespeople away from the competition, from the competition, and we’re ready to go. I mean, this year, we’re going to sell probably around sixty million between vinyl windows and aluminum windows outside of Florida.

So it’s starting to contribute. That’s why even when we project that the core market is going to be flattish or growth low single digits, we’re still projecting the overall segment to grow double digits because of the opportunities to step outside of the core markets. I wanted to go back to something you talked about earlier, which was, I guess, the capacity in Colombia, the sort of DNA of the business and the building of the sort of vertical integration strategy. You know, I look at your profit margins there much higher than your competitors.

You know, how much of that is because of the vertical integration, how much of it is something else? And and maybe if you could just sort of talk us through, you know, the degree of vertical integration and what you see as the benefits there. Yeah. So we’ll start with the footprint of the business.

We are fully very clean and Integrated in the sense that we buy raw materials, even, you know, the main two raw materials that we have are raw glass, which is the glass that is just sand turned into into glass and raw aluminum billets. That’s eighty five percent of our raw material cost. Uh, the aluminum we buy from traders, that’s a commodity. The glass we buy from a joint venture that we have with Saint-Gobain, which we announced a few years back.

So that gives us efficiencies. And then from then on forward, we do everything end to end. We take those raw materials and we transform that glass to make it impact resistance, energy efficient, soundproof. We take the raw aluminum billets and we make the frames.

We assemble our own windows. We export to the US. We have our own distributor to get it to the end client. We have our own installation arm to do the installation on commercial products.

So what does what that does is to leave us a higher margin profile, right? When you’re not like having to leave margin outside of your of your house, so to speak, because you’re able to do everything in house, your margins are going to be better. On top of that, if you look at our business model, it’s kind of like taking the best of both worlds. We’re able to manufacture in Colombia, where the minimum wage is probably the equivalent of about three dollars an hour, versus our US counterparties that are paying, I don’t know, twenty five, thirty dollars an hour, if not more.

Right. But we’re also having the benefit of transporting from Colombia to the to the US. And and if you think about this, Colombia is one of the few countries in the world that has a trade deficit with the US. So we’re benefiting in a big way from having a much more efficient labor cost structure and also having the benefit of having efficient transportation into the US.

There’s a lot of containers that come from the US to Colombia that are full, that are going back empty because our main exports countrywide are commodities and that travel, they travel by bulk. They don’t travel, travel in container ships. So we’re able to use that deadweight to get back into the US very efficiently. Right.

So all in all, to to answer your questions, if you take our EBITDA margin for twenty twenty five, I think we ended up at twenty eight, twenty nine percent, which is significantly higher than the industry average, which could be in the low teens. Maybe a well-run company is hitting fifteen, sixteen percent. So there’s a good fifteen points of difference between what we’re able to achieve and what a player in the US is able to achieve. I would say maybe sixty percent of that is attributable to the arbitrage on labor, and then the rest is being able to have a fully vertically integrated model as well as cheaper sG&A.

Not not not only labor, but everything else that comes with it and being able to manufacture in Colombia, but selling it to the high end market that we sell into, into, into the US. So it’s a it’s a good business model. Um, we take advantage of having labor availability in Colombia, very qualified. Uh, we’ve been doing this forever.

So a lot of, a lot of these employees have been here for five, ten, fifteen years. So when the question comes about how somebody could replicate this, it’s very difficult. This is something that has been in the works for forty years, right from the ground up, growing it organically and developing talent inwards, not necessarily being able to going out and getting, you know, new employees to do this, which which would be very challenging. Right, Murilo?

Yeah. Santiago. And discussing a little bit more of this, uh, challenges. So how are you managing the, the, the cost pressures, particularly related to tariffs, which are highly discussed and also aluminium prices and the Colombian peso, which is something very important for for the company.

Right? Yeah. So let’s start with the input cost. And obviously they go together because tariffs and aluminum costs are quite correlated.

If you look at what’s happening right now with the with the things that the administration put in place in terms of tariffs, aluminum was hit pretty hard. Right? And the way that that that is kind of laid out is okay. If you are able to supply us aluminum, you can bypass most of the tariff.

You still have to pay ten percent on the way back out. Um, but what has happened is that the US is not self-sufficient as far as what it is in turn, what what it needs for aluminum internally, it is only able to supply roughly forty percent of its internal needs. So obviously, if you look at what has happened with not only LME because, you know, because of the war and some other disruptions. Aluminum has gone up quite a bit, but also the US premium, the US aluminum premium has gone up over three hundred and fifty percent year on year as a result of these tariffs.

Right. Because everybody is looking to purchase U.S. aluminum to bypass the tariff. What’s happening right now is that it’s almost indifferent.

Right? I mean, it’s almost indifferent if you pay the tariff or if you buy us aluminum. So what is what was intended to be something favorable for US manufacturers is not the case because as a US manufacturer, you’re having to either pay for the US aluminum at a much higher price or import the aluminum from a different place, since the US is not self-sufficient. So it’s a wash, right?

This is impacting everybody all together. That said, because this is impacting everybody all together. Everybody is raising pricing, right? So you know, as expected, not only with our business, with many other businesses.

If you look at what’s taking place with inflation, everybody is having to take pricing actions, right? It’s one of the few ways to counter and offset the impacts of of what’s happening. So we were able to adjust pricing in May. Seven percent.

That’s on the lower end of the industry because we feel that we’re in a position to take market share. Um, the industry as a whole raised prices between six and twelve percent. So by doing kind of like the lower end, we feel that we can further go out and penetrate the market and take advantage of, of the disruption that is taking place right now. Obviously, there’s probably short term pressures on margins, but we don’t feel that this is structural at some point is going to kind of reverse and alleviate some of some of these.

We don’t know what’s going to happen with with tariffs. But in any event, we’re fully prepared to fully offset the tariff impact in twenty twenty seven by doing automation, by doing a logistical improvements and by the price increases that took place in May. So obviously, you know, we’re still going to have the impacts of higher aluminum. And we’ll see where that goes.

But we’re going to be able to fully offset the impacts of the tariffs that were put in place this year. On the other end, you have FX, which you know, for for those of you that that that follow Colombia right now, the peso is abnormally strong in, in, in our view, and our exposure is mainly to the local cost that we have to pay mainly for, for labor costs, right? We’re doing automation throughout this year. So we think there’s going to be, um, a headcount reduction that we put that, that we can put in place, thus lowering the, the exposure to FX, uh, to those expenses and cost denominated in the Colombian peso.

So I think that’s going to be kind of going down gradually, but in terms of being able to mitigate that exposure. We do opportunistic hedging. We try to be able to to hedge above our budget rate, therefore, just kind of taking that variable out of the equation and trying to reduce that exposure as much as we can. Right.

I mean, if we’re able to dollarize some of these costs and expenses, we can we can do that, um, and be able to be opportunistic in terms of hedging right now is abnormally strong. But our feeling is that based on the, on the overall country’s finances and, you know, the rate differential that, that that is abnormally high right now, we think that’s going to normalize longer term. Interesting. Okay.

So it’s time for the quickfire round. Um, this is uh, shorter questions and shorter answers. Um, I want to strategic focus. Right.

You’ve talked about growth. You’ve talked about efficiency. You’ve talked about innovation automation. Um, what’s the focus? Where are you spending of those three? Where are you spending most of your time right now?

I would say growth. I mean product development, market share taking, just pushing, you know our products throughout the US getting to be a true nationwide company.

Obviously innovation matters. New products are important. New technologies are important. But I think what we want to do is expand, grow, take market share and become twice the company that we are in the next decade.

Murilo.

Yeah, so capital returns. What is your current priority for capital returns? So dividends, share buybacks and other alternatives to the extent that we can continue reinvesting in growth working capital and CapEx, the return on invested capital is much higher than the than the alternative.

But if you look at the cash flow generation over the last couple of years, we’ve been able to invest significantly in growth CapEx because maintenance CapEx is less than one percent of revenues here. So we have a lot of discretionary CapEx to support the ongoing growth to the to the extent that we can find ways to continue growing. That’s the highest return that we can achieve. However, because of the cash flow generation, we have invested over one hundred and fifty mill in in buybacks.

We obviously see an opportunity there based on current valuations. And the company pays a quarterly dividend at about one one percent yield or so. So we want to make sure that it’s a balanced approach reinvesting in the business and returning cash to shareholders. Great. You’ve talked about some of the some of the inevitable pressures and cost pressures of the business. But, you know, if you look if you look across the risks and some of some of the headwinds, competition, interest rates, um, you know, the Colombian peso, what’s the what’s the one that I don’t know, either worries you or you spend most of your time trying to mitigate. Well, I think we’re controlling what we can control, right? I mean, in terms of looking for efficiencies, in terms of like doing pricing actions, when when there’s price elasticity, we’re doing that.

What we can control is, you know, how the rules change. And what I mean by that is it’s hard to kind of run a business when you wake up and there’s new tariffs in place, right? And we don’t have clarity as to what this looks like long term. Right.

And, and as a result of that, you’re seeing raw material inflation, right? That is impacting everyone. So we’ll control what we can control. And from a macro perspective and geopolitical perspective, the hope is that a lot of these headwinds kind of move out of the way and we’ll be in a better position, meaning we will have grown ten fifteen percent, a much larger company with some of these pressures that we’re currently seeing. Right?

Interesting. Yeah. So last question, uh, Santiago and a very important one. What is the biggest misconception investors currently have about your business, in your view, and what is the key point you believe they are missing?

Well, I think your viewers will probably have a misconception that some of the US type investors that we come across, right? Because when you’re exposing the Colombian angle, obviously that comes with huge benefits, right? In terms of how profitable we can be and how efficient we can be.

But it’s also hard to not get bucketed into other Em markets, meaning getting Colombia bucketed with Venezuela, for instance, obviously completely different situation or some of the geopolitical turmoil in the region that despite us having kind of a leftist government for the first time in in a century in the in the country, we’re not experiencing. Right. I mean, we’re we have experienced kind of stable, a stable democracy, not any hyperinflation. Right.

So I think is is important to understand what it means to manufacture in Colombia, where we’re trying to portray that this this company is US centric in the way that so long as the US economy goes, so long as the as the building industry goes in, the US will go right. The fact that we manufacture in Colombia should not be perceived as an incremental risk, right? I mean, it’s it’s not like the company, you know, is in is in risk because of the geopolitical tensions around the region. Um, the main drivers are related to how the US behave.

So that that number one. And number two, I would say that, um, when you see the, the general headlines and the leading indicators that tell you, okay, uh, new home construction is down twenty percent year on year. We get bucketed into that. So I think it’s important to understand two things.

Our main markets are outperforming the broader US. And we’re not necessarily tied to new home construction. Right. We have a more resilient business model.

I would say generally that would be the main three.

It’s great. I think that’s a good place to end. Santiago, thank you very much for joining Murillo and I and discussing technical issues.

I appreciate you guys having us.

Thank you Santiago.

All right. So that was another episode by Latam, the Bradesco video series exploring investment trends across Latin America and emerging markets. If we’ve whetted your appetite and you want to learn more about technical glass, please head over to their investor relations website. That’s investors dot glass dot com.

Thank you. Goodbye.